December 30, 2013

Via EDGAR

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Renewable Energy Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 1-35397

Dear Mr. Cash:

Renewable Energy Group, Inc. (the “Company”) acknowledges receipt of your comment letter dated December 13, 2013 related to the above-mentioned filing (the “Comment Letter”).

In order to permit sufficient time for an internal review of its responses at the appropriate levels of the Company, the Company respectfully requests an extension to January 24, 2014 of the deadline to respond to the Comment Letter. The Company hereby submits such request and confirms it will respond to the comments set forth in the Comment Letter on or before January 24, 2014.

The Company appreciates your cooperation in extending the deadline for its response.

Sincerely,

Renewable Energy Group, Inc.

By:	/s/ Chad Stone
Chad Stone
Chief Financial Officer